Exhibit 99.1

Chindata Group Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

Fourth quarter and Full Year Financial and Operating Highlights

•

Customer diversification further expanded. The Company received over 45 IT MW of newly contracted and indication of interest (“IOI”) orders from top global cloud companies in the fourth quarter of 2020.

•

Regional expansion in progress. The Company received over 40 IT MW of IOI orders and 26.35 IT MW of newly contracted orders for its Southeast Asia facilities from anchor tenants in the fourth quarter of 2020, further validating its next-generation hyperscale model.

•

Financial performance excelled. The Company achieved strong growth momentum and industry-leading profitability in this quarter. Total revenues and adjusted EBITDA for 2020 exceeded the Company’s previous guidance range. Full-year revenues increased by 114.7% year-on-year to RMB1.8 billion (USD275.7 million). Full-year adjusted EBITDA increased by 186.4% year over year to RMB852.2 million (USD130.6 million). Adjusted net income in the fourth quarter was positive for the sixth consecutive quarter.

BEIJING, March 24, 2021 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Management Quote

Mr. Jing JU, Chief Executive Officer of Chindata Group, commented, “With great pleasure, Chindata remains devoted to the development of hyperscale computing infrastructure, where energy and digits converge. We continued to uphold our values of sustainability and inclusiveness, propelling the prosperity of the digital ecosystem throughout the Asia-Pacific emerging markets region. These values and goals were the origin of where Chindata started its journey, as well as our ultimate mission that we are working towards to achieving.

Along with our rapid business growth in 2020, we have also improved our percentage of renewable energy usage to approximately 51%, which is a 14% increase compared from 37% in the 2019. This improvement has made Chindata the digital technology company with the best green performance in China. We are also honored to be the pioneer of the industry with our carbon neutral roadmap.

Extending our three core corporate capabilities, we established three subgroups, namely Chindustry, Chinpower, and Chinidea in the fourth quarter of 2020. We expect this move to further strengthen Chindata’s cost and technical advantages, while allowing us to better serve digital leaders and provide the industry with next-generation computing infrastructure solutions with greater diversification and of better cost-efficiency.

In 2021, we will remain focused on capability building, to lead the industry toward the universal objective on carbon neutrality and to promote the high-quality development of green digital community.”

Mr. Dongning Wang, Chief Financial Officer of Chindata Group, commented “Our outstanding financial performance in 2020 further demonstrates the effectiveness and competitiveness of our business model. During the year, while our business achieved rapid growth, our profitability was also among the top performances of the industry. Meanwhile, our full year total revenues and adjusted EBITDA exceeded our previous guidance range. Our full year total revenues increased by 114.7% year over year to RMB1.8 billion and our adjusted EBITDA increased by 186.4% year over year to RMB852.2 million. We also recorded our sixth consecutive quarter of positive adjusted net income in the fourth quarter. We plan to further diversify our financing channels throughout 2021. At the same time, we will leverage the industry’s growth and our capital resources to maintain our accelerated development and strong profitability.”

Business Highlights

Asset Overview

The Company delivered two new data centers in the fourth quarter of 2020, which grew the Company’s total in-service capacity by 43 IT MW quarter over quarter to 291 IT MW, with 92% of such capacity being contracted or having received IOI order. By the end of the fourth quarter of 2020, the Company had a total of 198 IT MW capacity under construction, with 81% of such capacity being contracted or having received IOI orders.

Sales Momentum

The Company continued to achieve positive results in various regions. In China, the Company improved its customer diversification and secured an IOI order of 13 IT MW from a new customer. Meanwhile, the Company also secured IOI orders of an additional 6 IT MW from an existing anchor customer.

In Southeast Asia, the Company secured IOI orders for more than 40MW of capacity from an anchor tenant. Existing customers in the region also provided the Company with positive feedback, and expanded their cooperation with the Company to include contracts for an additional 16.35 IT MW at the Company’s Malaysian projects and an additional 10 IT MW at the Company’s Indian project.

Establishment of Three Business Subgroups

In the fourth quarter of 2020, the Company established three subgroups: Chindustry, Chinpower, and Chinidea.

Chindustry

Chindustry maintains an in-house team with comprehensive design, construction, and project management capabilities. The team is transforming its unique full-stack greenfield development capabilities for next-generation hyperscale datacenters into future-oriented digital infrastructure service capability so as to better serve digital leaders and other customers, and is striving to become a leading development and construction partner for digital infrastructure.

Chinpower

Chinpower is committed to bringing China's data center industry into the “era of zero carbon”. By utilizing its power solutions, Chinpower will accelerate the Internet energy revolution and help China to advance towards its 2060 carbon neutrality goal.

Chinpower has signed a total capacity of 1,300MW of wind and solar power development agreements in China’s Hebei and Shanxi provinces, where there is an abundance of renewable energy resource. Chinpower has also launched a 150MW photovoltaic power generation project, which is expected to be the first self-generation-self-consumption photovoltaic power project in China.

Chinpower is also dedicated to the construction and development of highly reliable and scalable power solution. As of December 31, 2020, the total installed capacity of self-built substations of the Company in operation was 252MW, the total installed capacity of substations for temporary use was 31.5MW, and the total installed capacity of substations under construction was 441MW.

Chinidea

The construction of the Chinidea high-end equipment manufacturing campus was launched in the fourth quarter of 2020. It is expected to be China’s first intelligent equipment manufacturing plant in the data center industry. With such and going forward, Chinidea is dedicated to pursuing improved independence on critical technologies of the computing infrastructure, to promote white-labeling of key digital infrastructure equipment, and to constantly deliver products with greater efficiency, higher quality and better cost-efficiency.

ESG

As a pioneer in green and sustainable development, the Company achieved several positive milestones in clean energy usage during the fourth quarter and full year of 2020, including becoming:

•	China's first data center company with announced power usage exceeding 1 billion kWh;
•	China's first data center company with more than 50% clean energy in its procured power capacity;
•	China's first Internet technology company to formulate a detailed roadmap for carbon neutrality.

Fourth Quarter 2020 Financial Results Summary

TOTAL REVENUES

Total revenues in the fourth quarter of 2020 increased by 59.2 % to RMB553.0 million (US$84.7 million) from RMB347.4 million in the same period of 2019, primarily driven by the robust growth of the Company’s colocation services.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenues in the fourth quarter of 2020 increased by 40.5% to RMB326.9 million (US$50.1 million) from RMB232.7 million in the same period of 2019, mainly driven by increases in utility costs, depreciation and amortization expenses and share-based compensation costs.

GROSS PROFIT

Gross profit in the fourth quarter of 2020 increased by 97.2 % to RMB226.1 million (US$34.7 million) from RMB114.7 million in the same period of 2019. Gross margin in the fourth quarter of 2020 expanded to 40.9% from 33.0% in the same period of 2019.

OPERATING EXPENSES

Total operating expenses in the fourth quarter of 2020 increased by 81.8% to RMB161.4 million (US$24.7 million) from RMB88.8 million in the same period of 2019.

•Selling and marketing expenses in the fourth quarter of 2020 increased by 91.5% to RMB27.6 million (US$4.2 million) from RMB14.4 million in the same period of 2019, primarily due to more marketing activities and share-based compensation expenses as the Company continued to expand its business.

•General and administrative expenses in the fourth quarter of 2020 increased by 93.3% to RMB121.0 million (US$18.5 million) from RMB62.6 million in the same period of 2019, primarily due to higher share-based compensation expenses.

•Research and development expenses in the fourth quarter of 2020 increased by 9.1% to RMB12.9 million (US$2.0 million) from RMB11.8 million in the same period of 2019, primarily due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings.

OPERATING INCOME

As a result of the foregoing, operating income in the fourth quarter of 2020 increased by 150.0% to RMB64.7 million (US$9.9 million), from RMB25.9 million in the same period of 2019.

NET LOSS

Net loss in the fourth quarter of 2020 was RMB27.1 million (US$4.2 million), compared to RMB29.1 million in the same period of 2019.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share ("ADS") in the fourth quarter of 2020 were RMB0.08 (US$0.02). Basic and diluted net loss per share were RMB0.04 (US$0.01). Each ADS represents two of the Company's Class A ordinary shares.

ADJUSTED EBITDA

Adjusted EBITDA in the fourth quarter of 2020 increased by 72.0% to RMB239.4 million (US$36.7 million), from RMB139.2 million in the same period of 2019. Adjusted EBITDA is defined as net loss excluding depreciation and amortization, interest income and expenses, income tax (benefits) expenses, share-based compensation, expense related to the reorganization, management consulting services fee, change in fair value of financial instruments, foreign exchange (gain) loss and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the fourth quarter of 2020 was 43.3%, compared with 40.1% in the same period of 2019 and 48.8% in the third quarter of 2020.

ADJUSTED NET INCOME

Adjusted net income was RMB58.0 million (US$8.9 million) in the fourth quarter of 2020, compared with RMB1.4 million in the same period 2019, representing a 4191.6% YoY increase. Adjusted net income is defined as net income excluding share-based compensation, expense related to the Reorganization, management consulting services fee, and depreciation and amortization of fixed assets and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments.

BALANCE SHEET

As of December 31, 2020, the Company had cash and cash equivalents and restricted cash of RMB6.9 billion (US$1.1 billion), compared to cash and cash equivalents and restricted cash of RMB1.1 billion as of December 31, 2019 and RMB3.5 billion as of September 30, 2020.

Full Year 2020 Financial Results Summary

TOTAL REVENUES

Total revenues in 2020 increased by 114.7 % to RMB1,831.1 million (US$280.6 million) from RMB853.0 million in fiscal year 2019, primarily driven by the robust growth of the Company’s colocation services in the period.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenues in fiscal year 2020 increased by 80.0% to RMB1,098.3 million (US$168.3 million) from RMB610.2 million in fiscal year 2019, mainly driven by the increases in utility costs, depreciation and amortization expenses and share-based compensation costs.

GROSS PROFIT

Gross profit in fiscal year 2020 increased by 201.8% to RMB732.8 million (US$112.3 million) from RMB242.8 million in fiscal year 2019. Gross margin in fiscal year 2020 expanded to 40.0 % from 28.5% in fiscal year 2019.

OPERATING EXPENSES

Total operating expenses in fiscal year 2020 increased by 131.1% to RMB704.6 million (US$108.0 million) from RMB304.8 million in fiscal year 2019.

•Selling and marketing expenses in fiscal year 2020 increased by 108.6% to RMB99.1 million (US$15.2 million) from RMB47.5 million in fiscal year 2019, primarily due to more marketing activities and share-based compensation expenses as the Company continued to expand its business.

•General and administrative expenses in fiscal year 2020 increased by 142.4% to RMB564.3 million (US$86.5 million) from RMB232.8 million in fiscal year 2019. This increase was mainly driven by higher share-based compensation expenses during the year and one-off management consulting services fee incurred in the third quarter.

•Research and development expenses in fiscal year 2020 increased by 68.0% to RMB41.2 million (US$6.3 million) from RMB24.5 million in fiscal year 2019, mostly due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings.

OPERATING INCOME

Operating income in fiscal year 2020 was RMB28.2 million (US$4.3 million), compared with operating loss of RMB62.1 million in fiscal year 2019.

NET LOSS

Net loss in fiscal year 2020 was RMB283.3 million (US$43.4 million), compared with RMB169.7 million in fiscal year 2019.

NET LOSS PER ADS

Basic and diluted net loss per ADS in fiscal year 2020 were RMB0.92 (US$0.14). Basic and diluted net loss per share were RMB0.46 (US$0.07). Each ADS represents two of the Company's Class A ordinary shares.

ADJUSTED EBITDA

Adjusted EBITDA in fiscal year 2020 increased by 186.4% to RMB852.2 million (US$130.6 million), from RMB297.5 million in fiscal year 2019. Adjusted EBITDA margin in fiscal year 2020 was 46.5%, compared with 34.9% in fiscal year 2019.

ADJUSTED NET INCOME

Adjusted net income was RMB174.9 million (US$26.8 million) in fiscal year 2020, compared with adjusted net loss of RMB25.5 million in the fiscal year 2019.

2021	Business Outlook

TOTAL REVENUES

•	RMB 2700 million – RMB 2780 million, a 47.5-51.8% increase over the same period of 2020.

ADJUSTED EBITDA

•	RMB 1280 million – RMB 1330 million, a 50.2-56.1% increase over the same period of 2020.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, March 25, 2021, at 8:30 A.M. Eastern Time (or 8:30 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	8773029

Registration Link:	http://apac.directeventreg.com/registration/event/8773029

The replay will be accessible through April 2, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	4006-322162
Hong Kong:	800-963117
Conference ID:	8773029

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Ms. Joy Zhang

Zhuo.zhang@chindatagroup.com

Ms. Xiaolin Zhao

xiaolin.zhao@chindatagroup.com

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,038,897	6,705,612	1,027,680
Restricted cash	14,365	102,598	15,724
Accounts receivable, net	304,695	422,224	64,709
Value added taxes recoverable	80,715	182,982	28,043
Prepayments and other current assets	134,459	176,560	27,057
Total current assets	1,573,131	7,589,976	1,163,213
Non-current assets
Property and equipment, net	4,404,587	6,423,830	984,495
Operating lease right-of-use assets	430,288	635,683	97,423
Finance lease right-of-use assets	155,347	144,615	22,163
Goodwill and intangible assets, net	827,069	793,182	121,560
Restricted cash	66,578	103,253	15,824
Value added taxes recoverable	247,851	357,125	54,732
Other non-current assets	66,332	211,934	32,480
Total non-current assets	6,198,052	8,669,622	1,328,677
Total assets	7,771,183	16,259,598	2,491,890
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	63,347	296,913	45,504
Accounts payable	959,372	1,186,030	181,767
Current portion of operating lease liabilities	37,767	40,131	6,150
Current portion of finance lease liabilities	5,485	4,906	752
Accrued expenses and other current liabilities	200,808	304,960	46,737
Total current liabilities	1,266,779	1,832,940	280,910
Non-current liabilities
Long-term bank loans	2,692,154	3,892,120	596,493
Operating lease liabilities	217,523	204,305	31,311
Finance lease liabilities	61,161	59,986	9,193
Other non-current liabilities	296,393	530,779	81,345
Total non-current liabilities	3,267,231	4,687,190	718,342
Total liabilities	4,534,010	6,520,130	999,252
Shareholders’ equity:
Ordinary shares	34	46	7
Additional paid-in capital	3,512,291	10,510,516	1,610,807
Statutory reserves	13,908	82,792	12,688
Accumulated other comprehensive income (loss)	40,011	(172,586)	(26,450)
Accumulated deficit	(329,071)	(681,300)	(104,414)
Total shareholders’ equity	3,237,173	9,739,468	1,492,638
Total liabilities and shareholders’ equity	7,771,183	16,259,598	2,491,890

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2019 (Pro forma(1))	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Revenue	347,385	467,484	552,989	84,749	853,010	1,098,383	1,831,077	280,625
Cost of revenue	(232,716)	(277,157)	(326,874)	(50,096)	(610,221)	(749,034)	(1,098,296)	(168,321)
Gross profit	114,669	190,327	226,115	34,653	242,789	349,349	732,781	112,304
Operating expenses
Selling and marketing expenses	(14,414)	(34,475)	(27,601)	(4,230)	(47,496)	(62,816)	(99,092)	(15,187)
General and administrative expenses	(62,588)	(259,679)	(120,954)	(18,537)	(232,837)	(238,828)	(564,286)	(86,481)
Research and development expenses	(11,789)	(12,513)	(12,864)	(1,971)	(24,510)	(32,817)	(41,175)	(6,310)
Total operating expenses	(88,791)	(306,667)	(161,419)	(24,738)	(304,843)	(334,461)	(704,553)	(107,978)
Operating income (loss)	25,878	(116,340)	64,696	9,915	(62,054)	14,888	28,228	4,326
Interest income	3,271	6,280	17,317	2,654	7,161	8,491	27,616	4,232
Interest expense	(52,354)	(60,915)	(59,841)	(9,171)	(102,290)	(124,111)	(238,384)	(36,534)
Foreign exchange loss	(349)	(1,293)	(3,036)	(465)	(2,438)	(2,438)	(3,548)	(544)
Changes in fair value of financial instruments	(7,926)	(9,965)	(4,218)	(646)	(11,189)	(11,189)	(12,717)	(1,949)
Others, net	1,996	1,894	(19,968)	(3,060)	(633)	(283)	(17,201)	(2,636)
Loss before income taxes	(29,484)	(180,339)	(5,050)	(773)	(171,443)	(114,642)	(216,006)	(33,105)
Income tax benefit (expense)	356	(16,454)	(22,071)	(3,383)	1,742	(18,287)	(67,339)	(10,320)
Net loss	(29,128)	(196,793)	(27,121)	(4,156)	(169,701)	(132,929)	(283,345)	(43,425)
Less: Net income attributable to non-controlling interests	—	—	—	—	4,742	8,816	—	—
Net loss attributable to Chindata Group Holdings Limited	(29,128)	(196,793)	(27,121)	(4,156)	(174,443)	(141,745)	(283,345)	(43,425)
Net loss per share:
Basic and diluted	(0.05)	(0.33)	(0.04)	(0.01)	(0.44)		(0.46)	(0.07)
Other comprehensive income (loss) , net of tax of nil:
Foreign currency translation adjustments	33,123	2,363	(173,959)	(26,660)	21,967		(212,597)	(32,582)
Comprehensive income (loss)	3,995	(194,430)	(201,080)	(30,816)	(147,734)		(495,942)	(76,007)
Less: Comprehensive income attributable to non-controlling interests	—	—	—	—	4,742		—	—
Comprehensive income (loss) attributable to Chindata Group Holdings Limited	3,995	(194,430)	(201,080)	(30,816)	(152,476)		(495,942)	(76,007)

Note:

(1)	Pro forma is defined as the presentation basis to reflect the combined results of operations of the Group and China business as if the combination had occurred as of January 1, 2019.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(29,128)	(196,793)	(27,121)	(4,156)	(169,701)	(283,345)	(43,425)
Depreciation and amortization	88,797	102,319	116,951	17,924	241,175	410,694	62,942
Share-based compensation	17,884	173,512	75,010	11,496	63,746	349,846	53,616
Amortization of debt issuance cost	5,066	12,003	8,706	1,334	10,887	33,455	5,127
Others	14,452	(8,447)	32,926	5,046	22,382	24,220	3,712
Changes in operating assets and liabilities	(141,466)	55,887	11,620	1,781	(128,322)	130,040	19,930
Net cash (used in) generated from operating activities	(44,395)	138,481	218,092	33,425	40,167	664,910	101,902
Purchases of property and equipment and intangible assets	(742,040)	(804,889)	(818,637)	(125,462)	(1,611,253)	(2,424,647)	(371,593)
Purchase of land use rights	(6,635)	(160,879)	(93,272)	(14,295)	(30,346)	(287,630)	(44,081)
Cash paid for equity investment and business combination, net of cash acquired	—	—	(56,992)	(8,734)	(1,879,040)	(56,992)	(8,734)
Net cash used in investing activities	(748,675)	(965,768)	(968,901)	(148,491)	(3,520,639)	(2,769,269)	(424,408)
Net proceeds from financing activities	983,384	2,498,256	4,399,707	674,285	4,456,328	8,188,802	1,254,989
Net cash generated from financing activities	983,384	2,498,256	4,399,707	674,285	4,456,328	8,188,802	1,254,989
Exchange rate effect on cash, cash equivalents and restricted cash	24,612	(60,708)	(235,101)	(36,032)	(719)	(292,820)	(44,878)
Net increase in cash, cash equivalents and restricted cash	214,926	1,610,261	3,413,797	523,187	975,137	5,791,623	887,605
Cash, cash equivalents and restricted cash at beginning of period/year	904,914	1,887,405	3,497,666	536,041	144,703	1,119,840	171,623
Cash, cash equivalents and restricted cash at end of period/year	1,119,840	3,497,666	6,911,463	1,059,228	1,119,840	6,911,463	1,059,228

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2019 (Pro forma)	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net loss	(29,128)	(196,793)	(27,121)	(4,156)	(169,701)	(132,929)	(283,345)	(43,425)
Add: Depreciation and amortization(1)	89,820	103,342	118,880	18,219	243,653	284,656	415,692	63,708
Add: Net interest expense	49,083	54,635	42,524	6,517	95,129	115,620	210,768	32,302
Add: Income tax (benefit) expenses	(356)	16,454	22,071	3,383	(1,742)	18,287	67,339	10,320
Add: Share-based compensation	17,884	173,512	75,010	11,496	63,746	63,746	349,846	53,616
Add: Expenses related to the Reorganization(2)	—	—	—	—	36,312	24,019	—	—
Add: Management consulting services fee	3,020	64,862	—	—	15,228	15,228	72,757	11,150
Add: Changes in fair value of financial instruments	7,926	9,965	4,218	646	11,189	11,189	12,717	1,949
Add: Foreign exchange loss	349	1,293	3,036	465	2,438	2,438	3,548	544
Add: Non-cash operating lease cost relating to prepaid land use rights	615	721	779	119	1,249	1,740	2,860	438
Adjusted EBITDA	139,213	227,991	239,397	36,689	297,501	403,994	852,182	130,602
Adjusted EBITDA margin	40.1%	48.8%	43.3%	43.3%	34.9%	36.8%	46.5%	46.5%

Note:

(1)	Before the deduction of government grants.
(2)	Expenses related to the Reorganization are non-recurring expenses related to the transactions in the Reorganization.

	For the three months ended				For the year ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2019 (Pro forma)	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	RMB	US$
Net loss	(29,128)	(196,793)	(27,121)	(4,156)	(169,701)	(132,929)	(283,345)	(43,425)
Add: Depreciation and amortization of fixed assets and intangible assets resulting from business combination	12,450	12,336	12,322	1,888	38,311	49,647	49,424	7,575
Add: Share-based compensation	17,884	173,512	75,010	11,496	63,746	63,746	349,846	53,616
Add: Expenses related to the Reorganization	—	—	—	—	36,312	24,019	—	—
Add: Management consulting services fee	3,020	64,862	—	—	15,228	15,228	72,757	11,150
Add: Tax effects on non-GAAP adjustments(1)	(2,875)	(5,681)	(2,231)	(342)	(9,384)	(7,684)	(13,832)	(2,120)
Adjusted Net Income (loss)	1,351	48,236	57,980	8,886	(25,488)	12,027	174,850	26,796
Adjusted Net Income (loss) margin	0.4%	10.3%	10.5%	10.5%	(3.0%)	1.1%	9.5%	9.5%

Note:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of fixed assets and intangible assets resulting from business combination, expenses related to the reorganization, and management consulting services fee.